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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 5)*


                             Odyssey Pictures Corporation
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                     676121 10 6
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                                    (CUSIP Number)

                                Howard J. Kerker, P.C.
                            600 Madison Avenue, 25th Floor
                               New York, New York 10022
                                     212-758-0700
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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   October 30, 1995
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               (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box                  [ ]

    Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D

CUSIP NO. 676121 10 6
          -----------

1) Name of Reporting Persons/S.S. or I.R.S. Identification
   Nos. of Above Persons.

    Lawrence I. Schneider
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2) Check the Appropriate Row if a Member of a Group:
    a)  [ ]
    b)  [ ]

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3) SEC Use Only

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4) Source of Funds
    OO

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5) Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Item 2(d) or 2(e)               [ ]

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6) Citizenship or Place of Organization

    United States Citizen
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Number of                    7) Sole Voting Power
Shares                          535,684
Beneficially                 --------------------------------------------------
Owned by                     8) Shared Voting Power
Each                            -0-
Reporting Person             --------------------------------------------------
With                         9) Sole Dispositive Power
                                535,684
                             --------------------------------------------------
                             10) Shared Dispositive Power
                                 -0-
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11) Aggregate Amount Beneficially Owned by Reporting Person
    535,684

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12) Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                                      [ ]

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13) Percent of Class Represented by Amount in Row (11)
    10.9%

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14) Type of Reporting Person
    IN

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Item 1.  Security and Issuer.
-------

    Common Stock, par value $.01 per share, of Odyssey Pictures Corporation, 1875 Century Park East, Suite 2130, Los Angeles, California 90067.

Item 2.  Identity and Background.
-------

    (a)  Lawrence I. Schneider

    (b)  450 Park Avenue, New York, New York 10022

    (c) Investment banking, Global Capital Resources, Inc., 450 Park Avenue, New York, New York 10022

    (d)  Not applicable

    (e)  Not applicable

    (f)  Unites States citizen

Item 3.  Source and Amount of Funds or Other Consideration.
------

    No funds were used by the reporting person. The purpose of this report is to report the disposition of 27,750 shares of common stock by the reporting person in the open market.

Item 4.  Purpose of Transaction.
-------

    See response to Item 3 above.


Item 5.  Interest in Securities of the Issuer.
-------

    (a) 535,684 shares beneficially owned (including presently exercisable options to purchase 433,333 shares of common stock), representing 10.9% of class.

    (b) Reporting person has the sole power to vote and dispose of the shares referred to in (a); no other person shares voting or dispositive power with respect to such shares.

    (c) Except with respect to the disposition of shares reported herein, reporting person has not effected any transactions in the class of securities reported on during the past 60 days or since the most recent filing on Schedule 13D.

    (d)  Not applicable

    (e)  Not applicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships
-------  With Respect to Securities of the Issuer.

         Not Applicable

Item 7.  Material to be Filed as Exhibits.
-------
         Not Applicable.

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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



                                         November 3, 1997
                                ---------------------------------
                                             (Date)

                                    /s/ Lawrence I. Schneider
                                ---------------------------------
                                           (Signature)

                                       Lawrence I. Schneider
                                ---------------------------------
                                         (Name and Title)